Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

December 17, 2010

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3720
Washington, DC 20549

Re:	Cyalume Technologies Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 22, 2010
File No. 000-52247

Dear Mr. Spirgel:

On behalf of our client, Cyalume Technologies Holdings, Inc. (the “Company”), we are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the United States Securities and Exchange Commission (the “Commission”) on December 9, 2010 (the “Staff Letter”.) The discussion below reflects the Company’s response to the Staff’s Letter.

Form 10-K for the fiscal year ended December 31, 2009

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

1.
We note that in December of 2008 you completed the purchase of the capital stock of CTI. Please tell us how you applied the guidance in paragraphs 805-10-55-11 through 55-15 of the FASB Accounting Standards Codification in identifying the acquiring entity in the transaction. In this regard we note the following:

a.	Prior to the acquisition Vector did not engage in any substantive activities;

b.	9,375,000 shares were outstanding at September 20, 2008 and 2,442,547 shares were repurchased prior to the transaction;

c.	7,308,428 shares were issued in the transaction resulting in the shareholders of CTI receiving a majority of the outstanding shares

Larry Spirgel
December 17, 2010

In identifying the acquiring entity in the acquisition of Cyalume Technologies, Inc. (“CTI”) by Vector Intersect Security Acquisition Corp. (“Vector”), the Company considered the pre-codification FASB guidance in effect at that time, which is consistent with the ASC paragraphs cited above. The key factors in the Company's considerations were:

•	The shares issued to the Sellers pursuant to the acquisition of CTI did not constitute a majority of the Company’s outstanding shares of Common Stock.

•	Vector transferred $28.7 million in cash to purchase CTI’s common stock.

•
At no time from the initiation of discussions with CTI in 2007 through the consummation of the acquisition on December 19, 2008 did either Vector or GMS Acquisition Partners Holdings, LLC (“GMS” or “Sellers”) intend that the Sellers would retain control of the combined company.

•
At the time of the acquisition, there were warrants and options to purchase 9,181,250 shares of the Company’s common stock outstanding that, had they been exercised, would have significantly diluted the Seller’s ownership percentage.

•	After the acquisition, former members of the Vector Board of Directors held eight of the eleven seats on the combined company Board of Directors.

•
The individual who was hired by Vector to perform due diligence on CTI prior to the Stock Purchase Agreement being signed was subsequently hired by CTI as its Chief Executive Officer and President, positions that he still holds in the combined company.

After weighing all these factors the Company determined that Vector was the acquiring entity.

In the interest of ensuring common understanding of the transaction, below is the detail of shares issued by the Company around the time of the acquisition of CTI:

RECIPIENT	# OF SHARES
GMS (Seller)	6,430,928
Catalyst Equity Management (a)	593,750
Centurion Credit Group Master Fund, LP (a)	40,000
Rodman and Renshaw, LLC (a)	93,750
SMH Capital (a)	150,000
Total issuance of common stock in
connection with acquisition	7,308,428

(a)	Shares issued to facilitate successful completion of transaction to entities not affiliated with the Sellers.

Therefore, immediately after the acquisition, the Company had 13,812,785 outstanding shares, resulting in the ownership of GMS being 46.56 percent, or less than a majority, of the outstanding shares.  However, as noted in the Vector proxy statement relating to the acquisition, it was the intention of GMS to distribute the consideration for the acquisition to its members, who did not form a cohesive voting block (as evidenced by the fact that one of the former shareholders of GMS received the right to nominate two members to the Company’s Board of Directors, a second former shareholder received the right to nominate one person the Company’s Board of Directors, and the remaining shareholders of GMS did not receive any rights to nominate persons for the Company’s Board of Directors), resulting in individual holders who owned fewer shares than GMS.

Larry Spirgel
December 17, 2010

Below is a discussion of the Company’s consideration of pre-codification FASB guidance in effect at that time organized by the above referenced paragraphs of the FASB guidance:

•
Paragraph 805-10-55-11: In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.

In this transaction Vector transferred $28.7 million in cash to purchase CTI common stock, an indication that Vector was the acquiring entity.

•	Paragraph 805-10-55-12 identifies five facts and circumstances that should be considered in determining the acquiring entity, including:

a. The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

In considering factor a, the Company noted that the Sellers received 46.56 percent of the outstanding common stock and no warrants or options to purchase additional shares, and that the sellers were not a cohesive group, as discussed above. The shares of the Company that were outstanding after the acquisition and were not issued in the acquisition constituted 53.44 percent of the Company’s common stock, and warrants and options to purchase 9,181,250 additional shares were outstanding. On a fully diluted basis, the Company calculated that the shares issued in the acquisition constituted 27.97 percent of the Company’s outstanding shares. The Company determined that this indicated that Vector was the acquiring entity.

b. The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

Although the shares issued to GMS, as a whole, would constitute a significant minority interest, as discussed above, it was not intended that the shares would remain with GMS for an extended period of time; instead, it was GMS’s intention to distribute the shares to its stockholders, who the Company believed did not form a group, resulting in no one Seller obtaining an overwhelming percentage of the shares issued in the acquisition, though this factor weighs slightly in favor of treating CTI as the acquiring entity.

c. The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

In considering factor c, the Company determined, as discussed above, that it was the previously outstanding shares of Vector that constituted a majority of the Company’s outstanding voting securities after the acquisition and had the ability to elect or appoint or to remove a majority of the members of the Board of Directors of the combined entity. Evidence of this ability is that after this transaction the Company’s Board of Directors consisted of eight members previously on the Vector Board of Directors and only three members representing the Sellers. In addition, the Chairman and Vice-Chairman of the Company had previously been the Chairman and Vice-Chairman of the Vector Board of Directors.  This factor indicated that Vector was the acquirer in the business combination since its former Board of Director members retained control of the Company’s Board of Directors, both in numbers and in leadership positions.

Larry Spirgel
December 17, 2010

d. The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

In considering factor d, the Company reviewed the time-line presented on page 49 of Vector’s Proxy Statement relating to the acquisition and noted that Derek Dunaway was hired by Vector in 2007 to perform the due diligence review of CTI. On February 14, 2008, when the Stock Purchase Agreement was signed, at the request of Vector, Mr. Dunaway became the Chief Executive Officer and President of both the Company and CTI. The other members of senior management after the acquisition were CTI employees continuing in the same positions as they held in CTI.

With Mr. Dunaway being the Chief Executive Officer of the Company, the Company's determination was that Vector dominated the senior management despite the continued employment of most of the CTI’s senior management group, and that this indicated that Vector was the acquirer.

e. The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

In considering factor e, the Company noted that immediately after the acquisition, the December 31, 2008 balance sheet showed goodwill of $60.9 million. This is the amount that the purchase price exceeded the fair-value of the CTI assets purchased and liabilities assumed and represents a significant premium. This premium over fair-value indicated that Vector was the acquirer.

•
Paragraph 805-10-55-13: The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

In considering this paragraph the Company noted that at September 30, 2008, Vector had net assets of $56.5 million and that CTI had net assets of $34.8 million. However, as Vector was a non-operating special purpose acquisition company (SPAC) it had no operating revenues or income, while CTI had revenue of $16.5 million and net income of $3.0 million for the nine months ended at that date. Regardless of the lack of revenues or income, the Company determined that Vector’s larger net asset base indicated that it was the acquirer.

Larry Spirgel
December 17, 2010

The Company does not believe that paragraphs 805-10-55-14 and 805-10-55-15 apply to this transaction as there were only two entities involved in the business combination and no new entity was created to affect the business combination.

Summary
After considering each of the above factors, specifically that all parties acknowledged from the beginning of discussions that Vector would acquire CTI and take control of its operations, that at no time did the Sellers have a majority stake in the common stock of the Company or a majority on the Board of Directors of the Company, that a Vector nominated executive was named Chief Executive Officer of CTI prior to the acquisition and remains in that position, that Vector was the larger company entering the transaction, made a significant cash payment for shares and paid a significant premium to gain control, the Company determined that Vector was the acquiring entity in the acquisition of CTI.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please call me at (212) 407-4866 if you have any questions. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner